EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Qwest Communications International Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-74622, 333-91424, 333-111923 and 333-153438) of Qwest Communications International Inc. of our report dated June 18, 2010 with respect to the statements of net assets available for benefits of the Qwest Savings & Investment Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the related supplemental Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Qwest Savings & Investment Plan.

KPMG LLP

Denver, Colorado

June 18, 2010